Thelen Reid & Priest LLP Attorneys At Law 875 Third Avenue New York, NY 10022-6225 Tel. 212.603.2000 Fax 212.603.2001 www.thelenreid.com

  September 5, 2006

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:   MTM Technologies, Inc.
 Registration Statement No. 333-136058

Dear Sirs and Madams:

On behalf of our client, MTM Technologies, Inc. (the “Company”), we are transmitting herewith an amended Registration Statement (Amendment No. 1) on Form S-3 of the Company (“Amendment No.1”).

The Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter of Barbara C. Jacobs, Assistant Director, dated August 15, 2006 (the “Comment Letter”) (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

1.	The Company has revised the prospectus cover page as requested.

2.
The 7,809 shares remaining from the 433,840 shares issued to VGS Liquidating Company on December 10, 2004 that were not registered on the S-3 declared effective on March 21, 2006 are not included in this offering. As previously explained in our letter dated November 7, 2005, while the Company originally issued 433,840 shares of its common stock at the closing of the transaction on December 10, 2004, the Company only registered 426,031 shares, as 7,809 shares of the Company’s common stock forfeited to the Company when one of the Vector employees hired by the Company quit.

3.	In future filings that company will follow the exact form specified by Item 601(b)(31) of Regulation S-K.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above referenced registration statement be declared effective on September 6, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

1.
should the Securities and Exchange Commission (Commission) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

VIA EDGAR
September 5, 2006

3.
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

Thank you for your attention to this matter.

     Kind Regards,

     /s/ Tammy Fudem

     Tammy Fudem

cc:  John Kohler
      Ann Gill